LOPRO

Integrated finance company

LOPRO CORPORATION

04030369

File Number: 82-4664

March 2 , 2004

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 24 2004 WASH, D.C. 187 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Best regards,

LOPRO CORPORATION

By: M Ochi

MASAKI OCHI

HEAD OF CORPORATE PLANNING GROUP

5/25

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

LOPRO CORPORATION

Index

Translation for:

1. Announcement of Purchase by the Company of its Own Shares through Market (Period: January 13-30, 2004)

2. Announcement of Purchase by the Company of its Own Shares through Market (Period: February 2-27, 2004)

3. Outline of Quarterly Business Results for the Third Quarter ended December 31, 2003

4. Report on State of Purchase of Share Certificate of One's Own

(English Translation)

February 6, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Purchase by the Company of its Own Shares through Market

We hereby announce that the Company has conducted the purchase of its own shares through market for acquisition its own shares pursuant to the provisions of Article 210 of the Commercial Code, as described below.

1. Purchase period:

   January 13, 2004 to January 30, 2004 (on contractual base)

2. Number of shares purchased:

   613,500 shares

3. Aggregate amount of acquisition price:

   ¥330,892,400

4. Method of purchase:

   Purchase by way of trust establishment at the Osaka Securities Exchange

(For Reference)

1. Matters concerning Acquisition by the Company of its Own Shares resolved at the Ordinary General Meeting of Shareholders held on June 27, 2003

   (1) Kind of shares to be acquired:

   Shares of common stock of the Company

   (2) Aggregate number of shares to be acquired:

   2,500,000 shares (maximum)

   (3) Aggregate amount of acquisition price of shares to be acquired:

   ¥1,000,000,000 (maximum)

2. Description of Acquisition by the Company of its Own Shares after the date of resolution at the Ordinary General Meeting of Shareholders (June 27, 2003)

   (1) Aggregate number of shares acquired:

   613,500 shares

   (2) Aggregate amount of acquisition price of shares:

   ¥330,892,400

(English Translation)

March 2, 2004

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Masaki Ochi
Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Purchase by the Company of its Own Shares through Market

We hereby announce that the Company has conducted the purchase of its own shares through market for acquisition its own shares pursuant to the provisions of Article 210 of the Commercial Code, as described below.

1. Purchase period:

   February 2, 2004 to February 27, 2004 (on contractual base)

2. Number of shares purchased:

   323,500 shares

3. Aggregate amount of acquisition price:

   ¥174,799,200

4. Method of purchase:

   Purchase by way of trust establishment at the Osaka Securities Exchange

(For Reference)

1. Matters concerning Acquisition by the Company of its Own Shares resolved at the Ordinary General Meeting of Shareholders held on June 27, 2003

   (1) Kind of shares to be acquired:

   Shares of common stock of the Company

   (2) Aggregate number of shares to be acquired:

   2,500,000 shares (maximum)

   (3) Aggregate amount of acquisition price of shares to be acquired:

   ¥1,000,000,000 (maximum)

2. Description of Acquisition by the Company of its Own Shares after the date of resolution at the Ordinary General Meeting of Shareholders (June 27, 2003)

   (1) Aggregate number of shares acquired:

   937,000 shares

   (2) Aggregate amount of acquisition price of shares:

   ¥505,691,600

(Summary English Translation)

Outline of Quarterly Business Results for the Third Quarter ended December 31, 2003 (Consolidated)

February 13, 2004

LOPRO CORPORATION
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Masaki Ochi
Head of Corporate Planning Division

Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))

Tel.: (075) 321-6161

1. Matters regarding the Preparation, Etc. of the Outline of Quarterly Business Results

(1) Difference in the accounting treatment compared to the most recently released consolidated report:
- Changes in accounting treatment: Not applicable.
- Accounting treatment different from interim settlement, etc.: Not applicable.

(2) Changes in application and object of consolidation and equity method: Not applicable.

2. Outline of Consolidated Business Results (April 1, 2003 through December 31, 2003)

(Note) The figures in this Outline of Quarterly Business Results for the Third Quarter ended December 31, 2003 and the attached material are rounded down to the nearest unit indicated. As the disclosure of quarterly settlements began from the first quarter ended June 30, 2003, the record for the relevant quarter of the previous year is not provided. Furthermore, no comparison has been made with the figures for the relevant quarter of the previous year.

(1) Progress in Results of Operations (Consolidated)

	Operating Income	Operating Profit	Ordinary Profit	Net Income (Nine months)
Nine months ended December 31, 2003	¥18,157 million (–)	¥2,309 million (–)	¥1,820 million (–)	¥1,899 million (–)
Nine months ended December 31, 2002	– (–)	– (–)	– (–)	– (–)
(For Reference) Year ended March 31, 2003	¥32,108 million	¥3,438 million	¥2,762 million	-¥67,666 million

	Net Income per Share	Net Income per Share (fully diluted)
Nine months ended December 31, 2003	¥21.03	¥20.62
Nine months ended December 31, 2002	–	–
(For reference) Year ended March 31, 2003	-¥789.32	–

Qualitative Information Concerning Progress in Results of Operations (Consolidated)

The consolidated group has, as in the interim consolidated accounting period, continued to diversify risks by making loans in smaller amounts and to strengthen its examination and administration, while concentrating on promotion of the "Separate Loan", which is repayable in easy payments, and focusing on negotiation of discounted commercial notes. As a result, the occurrences of debt management receivables and bad debt costs associated therewith have been steadily reduced. Furthermore, the number of branch offices became 70 due to the integration of 16 offices during the interim accounting period. The effect of such integration has become apparent as reduction in personnel and non-personnel costs and other expenses during this third quarter. We will further reduce costs by significantly improving the efficiency of operations.

As a result, the balance of loans as at the end of the third quarter of the consolidated accounting period was 111,094 million yen for operating loan and 45,352 million yen for commercial notes, and the amounts of outstanding loans as at the end of the third quarter of the consolidated accounting period decreased by 25,220 million yen to 156,446 million yen, compared to the end of the previous fiscal period.

The operating income, operating profit, ordinary profit and net profit were 18,157 million yen, 2,309 million yen, 1,820 million yen and 1,899 million yen, respectively, which moved as scheduled.

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Nine months ended December 31, 2003	¥246,778 million	¥92,815 million	37.6%	¥1,027.71
Nine months ended December 31, 2002	–	–	–	–
(For reference) Year ended March 31, 2003	¥276,412 million	¥90,409 million	32.7%	¥1,001.07

Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2003	¥1,229 million	¥905 million	-¥10,423 million	¥34,227 million
Nine months ended December 31, 2002	–	–	–	–
(For reference) Year ended March 31, 2003	¥17,693 million	-¥919 million	-¥9,332 million	¥42,515 million

Qualitative Information Concerning Changes in Financial Condition (Consolidated)

The consolidated group, as in the interim consolidated accounting period, continued its efforts to strengthen its financial position by reducing interest-bearing liabilities through extinguishment of bad loans, sale of investment securities, repurchase, cancellation and redemption of bonds and convertible bonds. The consolidated group also issued "Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)" on November 4, 2003, the aggregate amount of issue being 7.5 billion yen, for payment of debts, and implemented flexible and expeditious capacity policy that responds to changes in business environment.

As to the statement of cash flow, cash and cash equivalent as at the end of the third quarter decreased by 8,287 million yen to 34,227 million yen, compared to the end of the previous fiscal period.

(i) Cash Flow from Operating Activities

Net cash provided by operating activities was 1,229 million yen. This is mainly attributable to decrease in the amount of loans due to promotion of disposal of bad loans and decrease in borrowings related to liquidation of commercial notes.

(ii) Cash Flow from Investing Activities

Net cash provided by investing activities was 905 million yen. This was due to sale of investment securities and repayment of time deposit.

(iii) Cash Flow from Financing Activities

Net cash used for financing activities was 10,423 million yen, despite the issuance of zero coupon convertible bonds during this third quarter. This was due to repurchase, cancellation and redemption of the bonds and convertible bonds existing.

3. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

	Operating Income	Ordinary Profit	Net Income
Annual	¥24,000 million	¥2,500 million	¥2,500 million

(Reference)
Estimated net income per share (annual): 27.68 yen

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

Qualitative Information Concerning Forecast of Consolidated Business Results

As the consolidated business results for the third quarter achieved the initially envisioned results, it is expected that the annual business results may be achieved as scheduled.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on February 6, 2004 and March 2, 2004.